

August 30, 2010

R. Daniel Brdar
President, Chief Executive Officer and Chairman of the Board
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re:** **FuelCell Energy, Inc.**
> **Registration Statement on Form S-3**
> **Amended August 27, 2010**
> **File No. 333-164412**

Dear Mr. Brdar:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures

1. We note your reference to the incorrect amendment in the second paragraph. Please revise.

Exhibit 5.1

2. We note your revisions in response to prior comment 3; however, the exhibit continues to include an assumption that apparently applicable state laws are the same as laws of another state. Please tell us which other states' laws affect the matters required to be addressed by Regulation S-K Item 601(b)(5) and why you believe that you have satisfied your obligations under that Item if your exhibit does not include an opinion regarding those states' laws.

Exhibit 23.1

3.   Please amend the registration statement to include a consent from your auditors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   Richard A. Krantz, Esq. – Robinson & Cole LLP